

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2024

Henry Liu
Chief Executive Officer
Lakeside Holding Limited
1475 Thorndale Avenue, Suite A
Itasca, Illinois 60143

>   **Re: Lakeside Holding Limited**
>   **Registration Statement on Form S-1**
>   **Filed April 1, 2024**
>   **File No. 333-278416**

Dear Henry Liu:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Capitalization, page 37

1.   Please address the following points:

- Revise to disclose amounts of underwriting discounts and commission and estimated offering expenses and show how the amount of net proceeds is derived;

- Tell us how you derived the amount of $4,305 for additional paid-in capital presented under pro forma as adjusted column.

Dilution, page 38

2.   You disclose the same amounts for both historical and pro forma for net tangible book value and net tangible book value per share as of as of December 31, 2023 which are $0.6 million and $0.10, respectively. Please revise to explain what the pro forma entails.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Steve Lo at 202-551-3394 or Shannon Buskirk at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Laura Nicholson at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Yang Ge, Esq.